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AMERICREDIT FINANCIAL SERVICES, INC.
801 Cherry Street, Suite 3900
Fort Worth, Texas 76102

        June 5, 2003

VIA FACSIMILE

United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Max Webb
                   Corporation Finance—Structured Finance

Re:	AmeriCredit Financial Services, Inc. Registration Statement on Form S-3 File No. 333-73606

Ladies and Gentlemen:

        AmeriCredit Financial Services, Inc. (the "Company") hereby makes application to immediately withdraw the Form S-3 filed on May 23, 2003, which was inadvertently filed as an Amendment to the Company's pre-existing Registration Statement (333-73606). The Company will be re-filing the Form S-3 with the correct EDGAR submission header.

        If you have any questions or comments regarding the foregoing, please do not hesitate to contact Alicia Califano at (212) 259-6285.

Very truly yours,

AMERICREDIT FINANCIAL SERVICES, INC.

By:	/s/ DANIEL E. BERCE
	Name:	Daniel E. Berce
	Title:	Director, Chairman of the Board, Chief Executive Officer and President

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AMERICREDIT FINANCIAL SERVICES, INC. 801 Cherry Street, Suite 3900 Fort Worth, Texas 76102